Exhibit D

PURCHASE AGREEMENT

This PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of May 16, 2016 by and among TCV V, L.P., a Delaware limited partnership (“TCV”), TCV Member Fund, L.P., a Cayman Islands exempted limited partnership (“TCVMF”), and TCV Management 2004 LLC, a Delaware limited liability company (“TCV 2004” and collectively with TCV and TCVMF, the “Sellers”), and Nine Ten Partners LP, a Texas limited partnership (the “Purchaser”).

WHEREAS, Sellers own shares of the issued and outstanding common stock, par value $0.001 per share (“Company Shares”), of TechTarget, Inc., a Delaware corporation (the “Company”); and

WHEREAS, Sellers desire to sell, and Purchaser desires to purchase, an aggregate of 2,250,000 Company Shares for an aggregate purchase price as set forth in Section 1.2 herein.

NOW, THEREFORE, in consideration of the foregoing premises and the covenants, agreements and representations and warranties contained herein, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

PURCHASE AND SALE; CLOSING

Section 1.1 Purchase and Sale. Upon the terms and subject to the conditions of this Agreement, each Seller agrees, severally and not jointly, to sell, convey, assign, transfer and deliver to Purchaser that number of Company Shares set forth opposite such Seller’s name on Exhibit A attached hereto (the “Purchased Shares”), and Purchaser agrees to purchase the Purchased Shares to be purchased from such Seller at the Per Share Purchase Price (as defined below), which at delivery by each Seller to Purchaser shall be free and clear of any and all mortgages, pledges, encumbrances, liens, security interests, options, charges, claims, deeds of trust, deeds to secure debt, title retention agreements, rights of first refusal or offer, limitations on voting rights, proxies, voting agreements, stop transfer instructions or limitations on transfer or other agreements or claims of any kind or nature whatsoever, other than those imposed by applicable federal and state securities laws (collectively, “Liens”).

Section 1.2 Purchase Price. Upon the terms and subject to the conditions of this Agreement, in consideration of the aforesaid sale, conveyance, assignment, transfer and delivery to the Purchaser of the Purchased Shares, the Purchaser shall pay to each Seller for each Purchased Share to be purchased from such Seller a price per Purchased Share of $8.25 (the “Per Share Purchase Price”), for an aggregate purchase price of $18,562,500.00 (the “Aggregate Purchase Price”), in immediately available cash.

Section 1.3 Expenses. Except as expressly set forth in this Agreement, all fees and expenses incurred by each party hereto in connection with the matters contemplated by this Agreement shall be borne by the party incurring such fee or expense, including, without limitation, the fees and expenses of any investment banks, attorneys, accountants or other experts or advisors retained by such party.

Section 1.4 Closing. The consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place at 12:00 pm (New York time) on May 20, 2016 or such other time and date as the parties mutually agree (the “Closing Date”), provided that the obligations of the Sellers and Purchaser to consummate the transactions contemplated by this Agreement shall be conditioned on there being no injunction or other order, judgment, law, regulation, decree or ruling or other legal restraint or prohibition having been issued, enacted or promulgated by a court or other governmental authority of competent jurisdiction that would have the effect of prohibiting or preventing the consummation of the transactions contemplated hereunder.

Section 1.5 Closing Delivery.

(a) At the Closing, in accordance with Section 1.1 hereof, Sellers shall deliver or cause to be delivered to Computershare Trust Company, N.A., the Company’s transfer agent (the “Transfer Agent”), or such other third party mutually agreeable to Sellers and Purchaser, the certificates representing the Purchased Shares to be purchased on the Closing Date, duly and validly endorsed or accompanied by stock powers duly and validly executed, containing fully and duly executed and, if required by the Transfer Agent, stamped medallion signature guarantees, sufficient to convey to the Purchaser good, valid and marketable title in and to such Purchased Shares, free and clear of any and all Liens. Such delivery will be made at such place as the parties mutually agree. At the election of Sellers, Sellers may, in lieu of delivering certificates representing the Purchased Shares to be sold hereby, cause its broker(s) to deliver the applicable Purchased Shares to Purchaser’s broker through the facilities of the Depository Trust Company’s DWAC system. In the event of such an election, at or prior to the Closing Date, Purchaser shall deliver a letter to Sellers and Purchaser’s broker, in a form reasonably acceptable to Sellers, which letter shall include all necessary information for Seller and its brokers to deliver the Purchased Shares via DWAC, including the Purchaser’s broker name, DTC number, account number, phone number and number of Purchased Shares to be so transferred, instructing Purchaser’s broker to accept the DWAC. Upon consummation of this Agreement, the parties shall cause the Transfer Agent to issue a new stock certificate to the Sellers representing the balance of the Sellers’ unpurchased shares represented by certificates delivered by the Sellers, if any.

(b) At the Closing, Purchaser shall deliver or cause to be delivered to each Seller the Aggregate Purchase Price to be paid to such Seller as set forth on Exhibit A attached hereto, by wire transfer of immediately available funds to the account or accounts designated by each Seller in writing.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF SELLERS

Each Seller hereby makes, severally with respect to itself only and not with respect to any other such party, the following representations and warranties to Purchaser:

Section 2.1 Existence; Authority. Such Seller, as applicable, is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. Such Seller, as applicable, has all requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby and has taken all necessary action to authorize the execution, delivery and performance of this Agreement.

Section 2.2 Enforceability. This Agreement has been duly and validly executed and delivered by such Seller, and, assuming due and valid authorization, execution and delivery by the Purchaser, this Agreement constitutes the legal, valid and binding obligation of such Seller, as applicable, enforceable against such person in accordance with its terms, except as such enforceability may be affected by bankruptcy, insolvency, moratorium and other similar laws relating to or affecting creditors’ rights generally and general equitable principles.

Section 2.3 Ownership. Such Seller is the respective beneficial owner of the Purchased Shares free and clear of any and all Liens. Each Seller has full power and authority to transfer full legal ownership of its respective Purchased Shares to Purchaser, and such Seller is not required to obtain the approval of any person or governmental agency or organization to effect the sale of the Purchased Shares.

Section 2.4 Absence of Litigation. There is no suit, action, investigation or proceeding pending or, to the knowledge of such Seller, threatened against such Seller that would impair the ability of Sellers, to perform its obligations hereunder or to consummate the transactions contemplated hereby. Such Seller is not in bankruptcy under the United States Bankruptcy code and, to the knowledge of such Seller, no filings for bankruptcy of such Seller are contemplated or threatened.

Section 2.5 Other Acknowledgements. Such Seller represents, severally with respect to itself only and not with respect to any other such party, that it is a sophisticated investor. Such Seller further represents, severally with respect to itself only and not with respect to any other such party, that it has adequate information concerning the business and financial condition of the Company to make an informed decision regarding the sale of the Purchased Shares and has, independently and without reliance upon Purchaser, made its own analysis and decision to sell the Purchased Shares. Such Seller acknowledges, severally with respect to itself only and not with respect to any other such party, that none of Purchaser or any of its respective directors, officers, subsidiaries or Affiliates has made or makes any representations or warranties, whether express or implied, of any kind except as expressly set forth in this Agreement.

Section 2.6 Registration. All of the Purchased Shares have been registered with the U.S. Securities and Exchange Commission (the “Commission”) pursuant to that certain registration statement on Form S-3 (Registration No. 333-200080) filed with the Commission and declared effective on November 26, 2014 (the “Registration Statement”). To the knowledge of such Seller, the Company has filed any and all required prospectus supplements and amendments required to maintain the effectiveness of the Registration Statement. To the knowledge of such Seller, the Registration Statement remains effective as of the date hereof and such Seller will use its commercially reasonable efforts to cause the Company to ensure the

Registration Statement will be effective through the close of business on the Closing Date. Such Seller has no knowledge of any facts or circumstances which could cause the termination or withdrawal of the Registration Statement prior to the Closing. Such Seller shall use commercially reasonable efforts to cause the Company or its counsel to deliver a letter, in form and substance acceptable to the Transfer Agent, confirming the continued effectiveness of the Registration Statement and that said Registration Statement covers all of the Purchased Shares that may be transferred without restricted transfer legends to the Purchaser.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF

PURCHASER

Purchaser makes the following representations and warranties to Sellers:

Section 3.1 Existence; Authority. Purchaser is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. Purchaser has all requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby and has taken all necessary action to authorize the execution, delivery and performance of this Agreement.

Section 3.2 Enforceability. This Agreement has been duly and validly executed and delivered by Purchaser and, assuming due and valid authorization, execution and delivery by the Sellers, this Agreement constitutes the legal, valid and binding obligation of Purchaser, enforceable against it in accordance with its terms, except as such enforceability may be affected by bankruptcy, insolvency, moratorium and other similar laws relating to or affecting creditors’ rights generally and general equitable principles.

Section 3.3 Absence of Litigation. There is no suit, action, investigation or proceeding pending or, to the knowledge of Purchaser, threatened against such party that could impair the ability of the Purchaser to perform its obligations hereunder or to consummate the transactions contemplated hereby.

Section 3.4 Other Acknowledgments. Purchaser represents that it is a sophisticated investor. Purchaser further represents that it has adequate information concerning the business and financial condition of the Company to make an informed decision regarding the purchase of the Purchased Shares and has, independently and without reliance upon the Sellers, made its own analysis and decision to purchase the Purchased Shares. Purchaser acknowledges receipt of a prospectus supplement related to the Registration Statement in connection with the transactions contemplated by this Agreement. Purchaser acknowledges that none of the Sellers or any of their respective directors, officers, subsidiaries or Affiliates has made or makes any representations or warranties, whether express or implied, of any kind except as expressly set forth in this Agreement.

ARTICLE IV

CONDITIONS TO CLOSING

Section 4.1 Conditions of Purchaser’s Obligations at Closing. The obligations of Purchaser under Article I of this Agreement are subject to the fulfillment on or before the Closing of each of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Sellers contained in Article II shall be true on and as of the Closing with the same effect as though such representations and warranties had been made on and as of the date of the Closing.

(b) Performance. Each Seller shall have performed and complied in all material respects with all agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or before the Closing.

(c) Qualifications. All authorizations, approvals or permits, if any, of any governmental authority or regulatory body of the United States or of any state that are required in connection with the lawful purchase of the Purchased Shares pursuant to this Agreement shall be duly obtained and effective as of the Closing.

Section 4.2 Conditions of Sellers’ Obligations at Closing. The obligations of the Sellers under Article I of this Agreement are subject to the fulfillment on or before the Closing of each of the following conditions:

(a) Representations and Warranties. The representations and warranties of Purchaser contained in Article III shall be true on and as of the Closing with the same effect as though such representations and warranties had been made on and as of the date of the Closing.

(b) Payment of Purchase Price; Performance. Purchaser shall have delivered the Aggregate Purchase Price as specified in Section 1.2, and Purchaser shall have performed and complied in all material respects with all other agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by the Purchaser on or before the Closing.

(c) Qualifications. All authorizations, approvals, or permits, if any, of any governmental authority or regulatory body of the United States or of any state that are required in connection with the lawful purchase of the Purchased Shares pursuant to this Agreement shall be duly obtained and effective as of the Closing.

ARTICLE V

MISCELLANEOUS

Section 5.1 Survival. Each of the representations, warranties, covenants, and agreements in this Agreement or pursuant hereto shall survive the Closing. Notwithstanding any knowledge of facts determined or determinable by any party by investigation, each party shall have the right to fully rely on the representations, warranties, covenants and agreements of the other parties contained in this Agreement. Each representation, warranty, covenant and agreement of the parties contained in this Agreement is independent of each other representation, warranty, covenant and agreement. Except as expressly set forth in this Agreement, no party has made any representation warranty, covenant or agreement.

Section 5.2 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified, (b) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient; if not, then on the next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to the respective parties as follows (or at such other addresses as shall be specified by notice given in accordance with this Section 5.2):

If to Purchaser:

12600 Hill Country Blvd, Suite R-230

Austin, TX 78738

Attention: Russell Mollen

Email: rmollen@ninetencapital.com

With a copy to:

Wuersch & Gering, LLP

100 Wall Street – 10th Floor

New York, NY 10005

Attention: Travis L. Gering, Esq.

Email: travis.gering@wg-law.com

Facsimile: 212-509-9559

If to any Seller:

Technology Crossover Ventures

528 Ramona Street

Palo Alto, CA 94301

Attn: General Counsel

Email: legal@tcv.com

Facsimile: (650) 614-8222

With a copy to:

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

One Marina Park Drive

Suite 900

Boston, MA 02210

Attention: Richard R. Hesp

                 Albert W. Vanderlaan

Email: rhesp@gunder.com

            avanderlaan@gunder.com

Facsimile: (617) 648-9199

Section 5.3 Certain Definitions. As used in this Agreement, (a) the term “Affiliate” shall have the meaning set forth in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, and shall include persons who become Affiliates of any person subsequent to the date hereof; and (b) Purchaser and each Seller are referred to herein individually as a “party” and collectively as “parties.”

Section 5.4 No Waiver. Any waiver by any party hereto of a breach of any provision of this Agreement shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Agreement. The failure of a party hereto to insist upon strict adherence to any term of this Agreement on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

Section 5.5 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated by such holding. The parties agree that the court making any such determination of invalidity or unenforceability shall have the power to reduce the scope, duration or area of, delete specific words or phrases in, or replace any such invalid or unenforceable provision with one that is valid and enforceable and that comes closest to expressing the intention of such invalid or unenforceable provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

Section 5.6 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that this Agreement (and any of the rights, interests or obligations of any party hereunder) may not be assigned by any party without the prior written consent of the other parties hereto (such consent not to be unreasonably withheld). Any purported assignment of a party’s rights under this Agreement in violation of the preceding sentence shall be null and void.

Section 5.7 Entire Agreement; Amendments. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and, except as expressly set forth herein, is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder. This Agreement may be amended only by a written instrument duly executed by the parties hereto or their respective permitted successors or assigns.

Section 5.8 Headings. The section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 5.9 Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware, without giving effect to choice of law principles thereof that would cause the application of the laws of any other jurisdiction

Section 5.10 Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES THE RIGHT TO A TRIAL BY JURY.

Section 5.11 Dispute Resolution. The parties hereby agree to arbitrate any and all disputes arising under or related to this Agreement, including disputes related to the interpretation of this Agreement, under the Delaware Rapid Arbitration Act, 10 Del. C. § 5801, et seq.. This provision shall be governed by Delaware law, without reference to the law chosen for any other provision of this Agreement. All parties waive the right to seek or to receive punitive or consequential damages in connection with a dispute under this Agreement.

Section 5.12 Counterparts; Facsimile. This Agreement may be executed in counterparts, including by facsimile or PDF electronic transmission, each of which shall be deemed an original, but all of which together shall constitute one and the same Agreement.

Section 5.13 Further Assurances. Upon the terms and subject to the conditions of this Agreement, each of the parties hereto agrees to execute such additional documents, to use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate or make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

Section 5.14 Interpretation. The parties acknowledge and agree that this Agreement has been negotiated at arm’s length and among parties equally sophisticated and knowledgeable in the matters covered hereby. Accordingly, any rule of law or legal decision that would require interpretation of any ambiguities in this Agreement against the party that has drafted it is not applicable and is hereby waived.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first written above.

PURCHASER:

NINE TEN PARTNERS LP

BY:	NINE TEN GP LP
its general partner

By:
Name:
Title:

Signature page to Purchase Agreement

SELLERS:

TCV V, L.P.

By: Technology Crossover Management V, L.L.C.

Its: General Partner

By:
Name:
Title:

TCV MEMBER FUND, L.P.,

A Cayman Islands exempted limited partnership,

Acting by its general partners

Technology Crossover Management V, L.L.C.

By:
Name:
Title:

TCV MANAGEMENT 2004 LLC

By:
Name:
Title:

Signature page to Purchase Agreement

Exhibit A

Schedule of Sellers

Seller	Purchased Shares	Aggregate Purchase Price
TCV V, L.P.	2,181,667	$17,998,752.75
TCV MEMBER FUND, L.P.	41,518	$342,523.50
TCV MANAGEMENT 2004 LLC	26,815	$221,223.75
Total:	2,250,000	$18,562,500.00